

August 2, 2012

<u>Via Facsimile</u>
Mr. Ronald Kopman
President, Chief Financial Officer, and Director
Sandalwood Ventures Ltd.
15-65 Woodstream Boulevard
Woodbridge, Ontario, Canada
L4L 7X6

> **Re: Sandalwood Ventures Ltd.**
> **Current Report on Form 8-K**
> **Filed July 6, 2012**
> **File No. 0-54507**

Dear Mr. Kopman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Update your EDGAR company profile to reflect your current company information, including business and mailing addresses.

2. The EDGAR system indicates that your primary standard industrial classification or SIC code number is 2990. Please contact EDGAR operations to request a SIC code number that reflects your current business.

Entry into a Material Definitive Agreement, page 4

3. Please disclose that you were a shell company with no operations before the share exchange with Eco-Tek Group, Inc.

Corporate History, page 5

4. Please disclose that you never undertook actual mineral exploration activities.

Convertible Notes, page 6

5. Please disclose the accrued interest for each of your notes.

Business Information of Eco-Tek, page 8

6. Disclose your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

7. Disclose the need for any governmental approval of your products. If governmental approval is necessary and you have not yet received that approval, discuss the status of the approval within the governmental approval process. See Item 101(h)(4)(viii) of Regulation S-K.

8. Disclose the effect of existing or probable governmental regulation on your business. See Item 101(h)(4)(ix) of Regulation S-K.

9. Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of the activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

10. Disclose the costs and effects of compliance with environmental laws at the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Distribution, page 12

11. You disclose that Eco-Tek has entered into international distribution agreements with distributors in various international markets, including Iran and Syria. You also include disclosure throughout the Form 8-K about Clik Tech and Clik products. We note that the Clik Super Lubricant website states that Eco-Tek is responsible for the continuous manufacture and distribution of Clik Super Lubricant Additive worldwide; refers to distribution agreements with Iran and Syria and the shipment of initial orders to those

countries; and states that ClikSL will soon have a distribution agreement with Cuba. Finally, we note that Clik Tech's website states that Clik Super Lubricant is available in several regions, including Africa. Iran, Syria, Cuba, and Sudan are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba, and Sudan whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. Describe any products, components, technology, or services that you have provided to Iran, Syria, Cuba, and Sudan, and any agreements, commercial arrangements, or other contacts that you have had with the governments of those countries or entities controlled by the governments of those countries.

12. Please discuss the materiality of your contacts with Iran, Syria, Cuba, or Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba, and Sudan.

13. Please tell us whether any of the products that you distribute in the above mentioned countries are considered dual use products or otherwise have military applications or implications. If so, please tell us whether, to the best of your knowledge, understanding, or belief, the products are put to military use in any of the referenced countries, and describe any such use of which you are aware.

Industry Background, page 9

14. For third party sources on which you rely for information, disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains this information, and cross reference it to the appropriate location in the Form 8-K.

Products, page 10

15. Clarify the status of each product. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, whether further engineering is necessary, or whether the product is commercially available. See subparagraphs (i) and (iii) of Item 101(h)(4) of Regulation S-K.

16. Identify any third party that tested your products. Indicate whether the third party is affiliated with you and what compensation, if any, the third party received for its services.

"Clik Bypass and Magnetic Oil Filtration for Trucks," page 11

17. Disclose the known or estimated schedule for making the oil filtration filter commercially available.

Manufacturing/Blending/Distribution, page 12

18. Disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

19. Please disclose the identity of the International Organization for Standardization manufacturer in Brampton, Ontario, Canada.

Distribution, page 12

20. Disclosure that you use independent sales agents and distributors to distribute your products appears inconsistent with disclosure on page 28 that you terminated all external selling agents and started using in-house resources to generate sales during the quarter ended March 31, 2012. Please reconcile the disclosures.

Plan of Operations for the Next 12 Months, page 13

21. The total estimated cost to complete amount in the table appears to be $422,400 rather than $372,400. Please revise.

22. Quantify the known or estimated costs and expenses associated with your filing requirements with the Commission.

23. We assume the reference to exploration activities in the third paragraph is inadvertent since you disclose on page 4 that you will cease undertaking any exploration activities. Please revise.

Product Development, page 14

24. You disclose that you have an informal verbal agreement with Dr. Sabatino Nacson for the use of his patent pending lubricant. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 8-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission's website.

25. Please disclose the nature of Teknoscan Systems, Inc.'s activities.

Our Officers and Directors Have Other Employment Outside Of The Company…, page 17

26. Disclose the amount of time that officers and directors dedicate to the company and its business.

We depend on a limited number of key suppliers for our products and to provide us with ancillary supply chain services…, page 20

27. Describe your supplier relationships, and clarify, consistent with disclosure on page 12, that you do not have any agreements with suppliers or manufacturers.

We may not succeed in further promoting the "Clik" brand…, page 20

28. Quantify the known or estimated expenses related to advertising and other marketing efforts to promote your brand that you expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

29. Since your continued existence is uncertain, MD&A must contain appropriate and prominent disclosure of the financial difficulties and your plans to overcome those difficulties. Additionally, MD&A should include a reasonably detailed discussion of your ability or inability to produce sufficient cash to support operations during the 12 month period after the date of the financial statements included in the Form 8-K. Please revise.

Properties, page 30

30. Advise what consideration you have given to filing Eco-Tek's lease agreement for a

warehouse, office, and distribution center as an exhibit to the Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 31</u>

31. Provide a complete business, mailing, or residence address for all beneficial owners. <u>See</u> Item 403(a) of Regulation S-K.

<u>Directors and Executive Officers, page 33</u>

32. For each director, discuss briefly the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for Sandalwood Ventures Ltd. at the time that the disclosure is made in light of the business and structure of Sandalwood Ventures Ltd. <u>See</u> Item 401(e)(1) of Regulation S-K.

<u>Committees of the Board, page 34</u>

33. Since you have more than one director, we assume that the reference to your sole director is inadvertent. Please revise.

<u>Certain Relationships and Related Transactions, page 38</u>

34. If applicable, provide the disclosure on any promoter as required by Item 404(c) of Regulation S-K.

<u>Certain Relationships and Related Transactions Related to Eco-Tek, page 39</u>

35. We assume that the dates "From June 10, 2012 until April 1, 2012" and "from June 10, 2012 until April 1, 2012" in the penultimate paragraph were inverted. Please revise.

<u>Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 45</u>

36. We note that your statement that there were no changes with accountants. Please confirm to us that your auditors are MaloneBailey, LLP. If your auditors will be DNTW Chartered Accountants, LLP, please revise your disclosure to provide the information required by Item 304 of Regulation S-K for the change in auditors. Please also refer to Item 4.01 of Form 8-K for additional guidance.

Exhibits 10.25 and 10.27

37. We note that you did not file the attachments to the exhibits. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with their attachments.

Exhibit 99.1

1. Nature of Operations, page F-7

38. We note your statement that you developed the Clik Tech Engine Treatment formula and are the holder of all proprietary rights to the products. We further note your disclosures on page 14 that Dr. Nacson developed the NonToxic Super Lubricant product, which is used in your products. We further note that Dr. Nacson currently owns all rights to the NonToxic Super Lubricant product and that there is no written agreement between you and Dr. Nacson for this product. Finally, we note a discussion of Dr. Nacson's pending patent for the formulation of the lubricating oil used in the Clik products with no further discussion of any other patents held, including the Clik Tech Engine Treatment formula. As such, please revise your disclosure to clarify the inconsistency between the disclosures noted.

3. Summary of Significant Accounting Policies, page F-7

39. Please disclose your accounting policy for research and development costs, including the activities and type of costs that you consider to be research and development costs. Please also disclose the amounts recognized in your consolidated financial statements for each period presented. If you have determined these costs to be immaterial for each period presented, including the cumulative period, please disclose this fact. Please refer to ASC 730-10-25, ASC 730-10-50-1, and ASC 730-10-55 for guidance.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser Smith at (202) 551-3736 or Alfred P. Pavot, Jr. at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director